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April 5, 2012

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control -- Edgar

RE: Initial Registration Statement on Form N-4
          RiverSource of New York Variable Account ("Registrant")
          RiverSource RAVA 5 Advantage Variable
          Annuity RiverSource RAVA 5 Select Variable Annuity
          RiverSource RAVA 5 Access Variable Annuity
          (Offered for contract applications signed on or after April 30, 2012)
          File Nos. 333-179335/811-07623

Dear Mr. Cowan:

This letter is in response to Staff's comments received on or about April 4, 2012 for the above-referenced Initial Registration Statement filing filed on or about Feb. 3, 2012. Comments and responses are outlined below.

COMMENT 1. Optional Living Benefit Charges (p. 28)

            With respect to the new rider charge, please clarify that the company may only increase the rider fee up to the maximum charge disclosed in the prospectus.

RESPONSE: Complied. The disclosure has been revised (underlined below) to state:

     The following describes how your annual rider fee may increase:

     1. We may increase the annual rider fee at our discretion and on a nondiscriminatory basis up to a maximum fee of 2.25%.

COMMENT 2. Optional Living Benefits (p. 50)

            Please define the term "lifetime benefit" and capitalize all defined terms.

RESPONSE: Complied. All defined terms will be capitalized. The term Lifetime Benefit has the same meaning as the Annual Lifetime Payment (ALP). To reflect this, the definition of ALP in the Key Terms section has been revised (underlined below) as follows:

ANNUAL LIFETIME PAYMENT (ALP, LIFETIME BENEFIT): the Lifetime Benefit amount available each contract year after the covered person (JOINT LIFE: the younger covered spouse) has reached the youngest age in the first Age Band. The annual withdrawal amount guaranteed by the rider can vary each contract year. The ALP is also referred to as the Lifetime Benefit throughout this prospectus.

COMMENT 3. Financial Statements, Exhibits, and Other Information

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            Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

RESPONSE: Confirmed. Financial statements, exhibits and other information not included in the registration statement will be filed by pre-effective amendment.

COMMENT 4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
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   Dixie Carroll
Assistant General Counsel

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